UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                ANGLOGOLD LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 ORDINARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   035128 20 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Nicholas Jordan
                                    Secretary
                               Anglo American plc
                            20 Carlton House Terrace
                                 London SW1Y 5AN
                                 United Kingdom
                               011-44-20-7698-8888
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 24, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP No.  035128 20 6

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    1    NAME OF REPORTING PERSONS:  ANGLO AMERICAN PLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: ____________________

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)   [ ]
         (b)   [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION:  England and Wales

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               NONE
      NUMBER OF         --------------------------------------------------------
       SHARES           8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 123,251,465
        EACH            --------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                   NONE
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               123,251,465
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         123,251,465
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.22%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (See Instructions)

         CO
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                                  SCHEDULE 13D

                                Page 2 of 9 Pages

CUSIP No.  035128 20 6

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS: ANGLO SOUTH AFRICA CAPITAL (PTY) LTD

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: ____________________

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)   [ ]
         (b)   [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION:  The Republic of South Africa

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               NONE
      NUMBER OF         --------------------------------------------------------
       SHARES           8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 123,251,465
        EACH            --------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                   NONE
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               123,251,465
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         123,251,465
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.22%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------


                                Page 3 of 9 Pages

              This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D, originally filed on November 21, 2003 (the "Schedule 13D"), with respect to the ordinary shares, par value ZAR 0.25 per share (the "Ordinary Shares"), of AngloGold Limited, a corporation organized under the laws of the Republic of South Africa (the "Issuer"). The principal executive offices of the Issuer are located at 11 Diagonal Street, Johannesburg, 2001 South Africa. Unless otherwise indicated, the capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

              Since the date of the Schedule 13D, the Reporting Persons have acquired beneficial ownership of 2,943,218 Ordinary Shares through open market purchases.

Item 3.       Source and Amount of Funds or Other Consideration.

              The response set forth in Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

              "The aggregate consideration paid for the Ordinary Shares the acquisition of which is reported pursuant to Amendment No. 1 is ZAR 838,619,980. The funds for the purchases have been supplied from working capital of Anglo American."

Item 4.       Purpose of the Transaction.

              The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the second paragraph thereof and replacing it with the following:

              "The Additional Shares and the Ordinary Shares the acquisition of which is reported pursuant to Amendment No. 1 were acquired for purposes of Anglo American maintaining its majority percentage interest in the Ordinary Shares notwithstanding the dilutive effects that may result from the possible business combination transaction between the Issuer and Ashanti Goldfields Company Limited (the "Ashanti Transaction"). The Reporting Persons intend to acquire from time to time additional Ordinary Shares from the Issuer, through open market purchases or privately negotiated transactions as may be necessary to enable them to have at least a majority ownership interest in the Ordinary Shares after giving effect to the Ashanti Transaction."

Item 5.       Interest in Securities of the Issuer.

              The response set forth in Item 5(a) of the Schedule 13D is hereby amended by:

(i) deleting the first paragraph thereof and replacing it with the following:

              "The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference. The Reporting Persons are the sole beneficial owners of 123,251,465 Ordinary Shares representing 55.22% of the Ordinary Shares outstanding as of January 31, 2004 (the "Outstanding Shares")."

(ii) deleting the last sentence of the third paragraph thereof and replacing it with the following:



                               Page 4 of 9 Pages

              "Mr. R.M. Godsell may also be deemed to be the beneficial owner of 4,356 Ordinary Shares representing less than 0.01% of the Outstanding Shares as a co-trustee of the Ernest Oppenheimer Memorial Trust, which owns such Ordinary Shares, and may be deemed to share voting and dispositive power over such Ordinary Shares with Mr. N.F. Oppenheimer, who is also a co-trustee of the Ernest Oppenheimer Memorial Trust, and nine other co-trustees of the trust."

(iii) deleting the fifth paragraph thereof and replacing it with the following:

              "Mr. N.F. Oppenheimer may be deemed to be the beneficial owner of 4,356 Ordinary Shares representing less than 0.01% of the Outstanding Shares as a co-trustee of the Ernest Oppenheimer Memorial Trust, which owns such Ordinary Shares, and may be deemed to share voting and dispositive power over such Ordinary Shares with Mr. R.M. Godsell, who is also a co-trustee of the Ernest Oppenheimer Memorial Trust, and nine other co-trustees of the trust."

              The response set forth in Item 5(c) of the Schedule 13D is hereby amended by adding the following at the end thereof:

              "Attached hereto as Exhibit D is a description of the aggregate daily transactions effected by or on behalf of the Reporting Persons since December 27, 2003 until the date of this Amendment No. 1.

              Except as disclosed in this Amendment No. 1, none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibit A to the Schedule 13D has effected any transaction in the Ordinary Shares during the past 60 days."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              The response set forth in Item 6 of the Schedule 13D is hereby amended by deleting the response in its entirety and replacing it with the following:

              "In connection with the Ashanti Transaction Anglo American has irrevocably and unconditionally agreed to vote (in person or by proxy) in favor of any proposed special resolution at an extraordinary general meeting of the Issuer to change the name of the Issuer. Except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

              Attached hereto as Exhibit E is a copy of the undertaking."

Item 7.       Materials to be Filed as Exhibits.

              The response set forth in Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:



                               Page 5 of 9 Pages

Exhibit D          Summary of daily acquisitions of Ordinary Shares effected
                   on behalf of the Reporting Persons during the period from December 27, 2003 until the date of Amendment No. 1.

Exhibit E          Irrevocable undertaking to vote in favour of change of
                   AngloGold Limited's name.


                               Page 6 of 9 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 25, 2004                      ANGLO AMERICAN PLC

                                       /s/:  AW Lea
                                       -----------------------------------------
                                                      Signature


                                       AW Lea, Executive Director
                                       -----------------------------------------
                                                      Name/Title



Dated:

February 25, 2004
                                       ANGLO SOUTH AFRICA CAPITAL
                                       (PTY) LTD

                                       By: ANGLO AMERICAN PLC
                                       Pursuant to the Joint Filing Agreement


                                       /s/:  AW Lea
                                       -----------------------------------------
                                                      Signature


                                       AW Lea, Executive Director
                                       -----------------------------------------
                                                      Name/Title


                               Page 7 of 9 Pages

                                                                       EXHIBIT D
                                                                       ---------

            SUMMARY OF DAILY ACQUISITIONS OF ORDINARY SHARES MADE ON
              BEHALF OF REPORTING PERSONS SINCE DECEMBER 27, 2003

The purchases listed below were made by a broker on behalf of Anglo SA Capital either through the JSE Securities Exchange of South Africa or through the New York Stock Exchange, in which case such purchases were reported in South African Rand through the facilities of the JSE Securities Exchange of South Africa with the purchase price paid by Anglo SA Capital in South African Rand. The amounts set forth below reflect the daily share purchases and average price per Ordinary Share paid in South African Rand by Anglo SA Capital, including commissions and other costs for such shares.

  ----------------------------------------------------------------------------
  |    Date of Purchase         Number of Shares        Average Price per    |
  |                          Purchased on Such Date    Ordinary Share (Rand) |
  ----------------------------------------------------------------------------
  |    February 19, 2004            356,419                   275.56         |
  ----------------------------------------------------------------------------
  |    February 20, 2004            295,675                   275.38         |
  ----------------------------------------------------------------------------
  |    February 23, 2004            343,206                   274.86         |
  ----------------------------------------------------------------------------
  |    February 24, 2004            365,679                   278.03         |
  ----------------------------------------------------------------------------
  |    February 25, 2004            388,289                   277.87         |

                                Page 8 of 9 Pages

                                                                       EXHIBIT E
                                                                       ---------

             IRREVOCABLE UNDERTAKING TO VOTE IN FAVOUR OF CHANGE OF
                            ANGLOGOLD LIMITED'S NAME

[ANGLO AMERICAN PLC LETTERHEAD]


Private & Confidential


AngloGold Limited
11 Diagonal Street
Johannesburg 2001
PO Box 62117
Marshalltown 2107
Republic of South Africa

22nd May 2003

Dear Sirs

    Irrevocable Undertaking to Vote in Favour of Change of AngloGold Limited's Name

In connection with a proposed merger between AngloGold Limited (the "Company") and Ashanti Goldfields Company Limited by way of a scheme of arrangement under the Ghana Companies Code of 1963, as amended (the "Merger"), we hereby irrevocably and unconditionally agree to vote (in person or by proxy) in favour of any proposed special resolution at an extraordinary general meeting of the Company to change the name of the Company.

Yours faithfully

/s/: AW Lea
------------------------
AW Lea
for and on behalf of
ANGLO AMERICAN PLC



                                Page 9 of 9 Pages